FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                              For November 12, 2001


                                   Regus plc

                (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                    England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                       Form 20-F  X            Form 40-F
                                 ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                          Yes                      No  X
                              ---                     ---


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                                   Regus plc

                               INDEX TO EXHIBITS

Item

1.       Announcement regarding Director Shareholding, dated October 5, 2001.

                                   SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                               Regus plc


Date: November 12, 2001                        By: /s/ Stephen Stamp
                                                  ------------------
                                               Name:  Stephen Stamp
                                               Title: Group Finance Director


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                                                                         Item 1
Regus PLC
5 October 2001


                                                                5 October 2001

                          Regus plc (the 'Company')

                            Director Shareholding

The Company has been informed today, 5 October 2001, that Mark Dixon has purchased 1 million ordinary shares in the Company at a price of 18p per share. Mark Dixon is now interested in 363,329,286 ordinary shares representing 62.4 per cent. of the Company.

                                     Ends




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Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United
States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to, the possibility of a future transaction. Actual events may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in the Company's area of activity and general economic conditions in the countries in which the Company operates. For a discussion of these and other factors which may have a material impact upon the Company's financial condition, results of operations and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.